

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2013

Via E-mail
Mr. Jerett Creed
President and Chief Executive Officer
Cardigant Medical Inc.
1500 Rosecrans Avenue, Suite 500
Manhattan Beach, CA 90266

> **Re:** **Cardigant Medical Inc.**
> **Information Statement on Schedule 14C**
> **Filed February 5, 2013, as amended on February 13, 2013**
> **File No. 333-176329**

Dear Mr. Creed:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　/s/ Jennifer Riegel for

　　　　　　　　　　　　　　　　Jeffrey P. Riedler
　　　　　　　　　　　　　　　　Assistant Director